SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                     FORM 15

      Certification and Notice of Termination of Registration under Section
       12(g) of the Securities Exchange Act of 1934 or Suspension of Duty
          to File Reports Under Sections 13 and 15(d) of the Securities
                              Exchange Act of 1934.

                         Commission File Number 1-1274-2
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              Southdown Medusa, Inc. (formerly Medusa Corporation)*
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             (Exact name of registrant as specified in its charter)

       1200 Smith Street, Suite 2400, Houston, Texas 77002; (713) 650-6200
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                (Address,including zip code,and telephone number,
        including area code, of registrant's principalexecutive offices)

                    Common Stock, without par value per share
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            (Titles of each class of securities covered by this Form)

                                      None
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

  Rule 12g-4(a)(1)(i)   [x ]                    Rule 12h-3(b)(1)(ii)  [  ]
  Rule 12g-4(a)(1)(ii)  [  ]                    Rule 12h-3(b)(2)(i)   [  ]
  Rule 12g-4(a)(2)(i)   [  ]                    Rule 12h-3(b)(2)(ii)  [  ]
  Rule 12g-4(a)(2)(ii)  [  ]                    Rule 15d-6            [  ]
  Rule 12h-3(b)(1)(i)   [  ]

                   Approximate number of holders of record as
                    of the certification or notice date:   1**
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         Pursuant to the  requirements  of the  Securities  Exchange Act of 1934
Southdown Medusa, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: August __,  1998             BY:            PATRICK S. BULLARD
                                      ------------------------------------------
                                                  Patrick S. Bullard
                                              Vice President and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

* In connection with the merger of a wholly-owned subsidiary of Southdown, Inc. into Medusa Corporation on June 30, 1998, Medusa Corporation has changed its name to Southdown Medusa, Inc.

** Southdown, Inc., a Louisiana corporation, owns all the outstanding shares of Common Stock.